Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-12

Silver North Closes $370,050 Non-Brokered Private Placement

Vancouver, BC, July 31, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce that the Company has closed its non-brokered non-flow through private placement (the “HD Unit Offering”) announced on July 15, 2025.

The Company raised $370,050 from the sale of 2,467,000 units (the “HD Units”) of the Company at a price of $0.15 per HD Unit. Each HD Unit consists of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) of the Company. Each Warrant will entitle the holder thereof to purchase one common share (a “Warrant Share”) of the Company for a period of 48 months from the issue date of the HD Units at an exercise price of $0.35 per Warrant Share.

Finder’s fees of $10,404 in cash and 69,360 in finder’s warrants were paid to eligible parties. Each finder’s warrant entitles the holder to purchase one common share for $0.15 per common share for a period of two years from closing. All securities under this HD Unit Offering are subject to a four-month hold from the date of closing. Proceeds of the HD Units will be used for general and administrative expenses and project pipeline development.

Flow-Through Unit Offering Update

The flow-through unit offering (the “FT Unit Offering”) first announced on June 23, 2025 for aggregate gross proceeds of $2,100,000 from the sale of flow-through units of the Company (the “FT Units”) at a price of $0.21 per FT Unit is fully subscribed. The FT Unit Offering is expected to close in mid-August. Each FT Unit will be comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) of the Company, each of which will qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”). Each Warrant will entitle the holder thereof to purchase one common share (a “Warrant Share”) of the Company for a period of 48 months from the issue date of the FT Units at an exercise price of $0.35 per Warrant Share. The Warrant Share will be issued on a non-flow-through basis. In connection with the FT Unit Offering, certain purchasers of FT Units intend to subsequently (i) donate some or all of such FT Units to registered charities, who may sell such FT Units to third-party investors, and/or (ii) sell some or all of such FT Units to third-party investors.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, as amended, or any state securities laws, and accordingly, may not be offered or sold within the United States or the US persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.